IPA's Subsidiary, BioStrand, Announces Advanced Large Language Model (LLM) for Electronic Health Records (EHR)

Dirk Van Hyfte MD, PhD, Head of Technology, IPA, to present live demonstration at the InterSystems Global Summit 2024 June 9-12, 2024 - National Harbor, Maryland

VICTORIA, BRITISH COLUMBIA (CANADA), June 03, 2024 - IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the "Company" or "IPA") (NASDAQ: IPA), an artificial intelligence-driven biotherapeutic research and technology company, today announced that its Belgian subsidiary, BioStrand, is leveraging their patented Foundation AI Model, LENSai, by applying advanced Large Language Models (LLM) to capture real world data from Electronic Health Records (EHR). LENSai  significantly enhances the analysis and integration of EHR data, enabling the integrated use of real-world data and evidence in drug discovery and the development of precision medicines.

"IPA's partners and customers are experiencing impactful results from the LENSai next generation, HYFT® enabled in silico tools, as they strive to analyze and utilize increasing volumes of rich biological data. These valued partners and customers, as well as potential new users, often encounter challenges with existing omics processing platforms, which struggle to connect diverse datasets. Using LENSai, IPA has recently demonstrated the ability to generate novel in silico antibodies to challenging diseases where traditional technologies have failed. The ability to efficiently and effectively utilize EHR further strengthens our value proposition", stated Dr. Jennifer Bath, President and CEO of IPA.

"IPA's BioStrand group continues to innovate.  This model has the potential of dramatically simplifying the connection between real-world evidence and therapeutic discovery and development." said Jeff Fried, Director of Platform Strategy & Innovation at InterSystems. "We're proud that they are using InterSystems IRIS; with over 40 years' experience in EHR integration, the InterSystems IRIS platform is uniquely suited to support BioStrand's breakthroughs."

Positioning EHR as a High-Value Commodity

As tech giants like Amazon, Microsoft, Apple, and Alphabet invest heavily in health and wellness, EHRs have become a critical commodity. By integrating EHRs, BioStrand enhances its ability to analyze and utilize vast amounts of health data. This capability enables BioStrand to deliver superior insights and drive innovation in the rapidly evolving healthcare market.

BioStrand's business opportunity is centered around leveraging its Foundation AI model to drive innovation in drug discovery and precision medicine. The integration of this functionality further strengthens BioStrand's ability to scale its operations and expand its market reach, positioning the company as a frontrunner in the biopharmaceutical industry.

"The integration of clinical patient data encapsulated in EHR systems within our Foundation AI model represents a major step forward," stated Dirk Van Hyfte MD, PhD, Head of Technology, IPA (Co-Founder and Head of Innovation, BioStrand). "This pre-commercial model allows us to leverage extensive patient data, making more informed decisions and accelerating the development of personalized therapies."

By invitation, Dr. Dirk Van Hyfte will provide a live demonstration to industry leaders and developers at the upcoming InterSystems Global Summit 2024, June 9-12, 2024, in National Harbor, Maryland. For more details on the event schedule, please visit the summit's website (https://www.intersystems.com/global-summit/).

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the "IPA Family"). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Investor contact:

info@ipatherapeutics.com

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as "potential", "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements relating to the expected outcome on the market, the life sciences, drug discovery and development, integration and / or success of LENSai, LLMs, RAG, or HYFT technologies, including their benefits, and statements relating to IPA's expected increased revenue streams and financial growth. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the integration of IPA's LENSai platform with its HYFT technology may not have the expected results, risks that the expected healthcare benefits including lowering development timeliness, and costs and that development of targeted treatments with higher efficacy and lower side effects will not be achieved, risks that the benefits to drug discovery, protein-based therapeutics, and synthetic biology won't be achieved, in addition actual results could differ materially from those currently anticipated due to a number of factors and risks, as discussed in the Company's Annual Information Form dated July 10, 2023 (which may be viewed on the Company's profile at www.sedar.com), and the Company's Form 40-F, dated July 10, 2023 (which may be viewed on the Company's profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.